# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Satellos Bioscience Inc., CIK 0001421642
CUSIP: 80401L803
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Canada, Ontario Canada (A6), M5J 2J1
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002120718

## Reporting persons
- Brian Matthew Bloom: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 126,874; shared voting power 1,010,167; sole dispositive power 126,874; shared dispositive power 1,137,041; aggregate amount beneficially owned 1,133,401 (7.35% of the class)
  Comment: (1) Sole power consists of (i) 67,233 ordinary shares held of record by Brian Matthew Bloom, (ii) 56,000 ordinary shares held of record by 2194655 Ontario Inc., and (iii) options to purchase 3,641 ordinary shares held of record by Brian Matthew Bloom.
  
  (2) Shared power consists of (i) 508,334 ordinary shares held of record by Bloom Burton & Co. Inc., and (ii) 501,833 ordinary shares held of record by Bloom Burton Development Corporation, which is controlled by Bloom Burton & Co. Inc. Brian Matthew Bloom and Jolyon David Burton jointly control Bloom Burton & Co. Inc. and have the power to direct the voting and disposition of Common Shares held by such entity through their respective ownership interests of such entity.
  
  (3) Row 11(b) is based on the quotient obtained by dividing (a) the aggregate number of ordinary shares beneficially owned by Brian Matthew Bloom as set forth in Row 9 by (b) the sum of (i) 15,458,903 ordinary shares outstanding as of February 5, 2026 as reported by the Issuer in their Rule 424(b)(4) Prospectus, and (ii) 3,641 common shares issuable upon exercise of options beneficially owned by Brian Matthew Bloom.
- Bloom Burton & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,010,167; sole dispositive power 0; shared dispositive power 1,010,167; aggregate amount beneficially owned 1,010,167 (6.53% of the class)
  Comment: (1) Shared power consists of (i) 508,334 ordinary shares held of record by Bloom Burton & Co. Inc., and (ii) 501,833 ordinary shares held of record by Bloom Burton Development Corporation, which is controlled by Bloom Burton & Co. Inc.
  
  (2) Row 11 is based on the quotient obtained by dividing (a) the aggregate number of ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,458,903 ordinary shares outstanding as of February 5, 2026 as reported by the Issuer in their Rule 424(b)(4) Prospectus.
- Jolyon David Burton: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,010,167; sole dispositive power 0; shared dispositive power 1,010,167; aggregate amount beneficially owned 1,010,167 (6.53% of the class)
  Comment: (1) Shared power consists of (i) 508,334 ordinary shares held of record by Bloom Burton & Co. Inc., and (ii) 501,833 ordinary shares held of record by Bloom Burton Development Corporation, which is controlled by Bloom Burton & Co. Inc. Brian Matthew Bloom and Jolyon David Burton jointly control Bloom Burton & Co. Inc. and have the power to direct the voting and disposition of Common Shares held by such entity through their respective ownership interests of such entity.
  
  (2) Row 11 is based on the quotient obtained by dividing (a) the aggregate number of ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,458,903 ordinary shares outstanding as of February 5, 2026 as reported by the Issuer in their Rule 424(b)(4) Prospectus.

## Item 1. Issuer
Name of issuer: Satellos Bioscience Inc.
Address of issuer's principal executive offices: Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario M5J 2J1, Canada

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Brian Matthew Bloom, Bloom Burton & Co. Inc., and Jolyon David Burton, each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons".
Address of principal business office or, if none, residence: 181 Bay St., Suite 3410 Toronto, Ontario M5J 2T3, Canada
Citizenship: Brian Matthew Bloom and Jolyon David Burton are Canadian citizens. Bloom Burton & Co. Inc. exists under the Business Corporations Act (Ontario).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,137,041,00

Consists of (i) 67,233 ordinary shares held of record by Brian Matthew Bloom, (ii) 56,000 ordinary shares held of record by 2194655 Ontario Inc., and (iii) options to purchase 3,641 ordinary shares held of record by Brian Matthew Bloom as well as (i) 508,334 ordinary shares held of record by Bloom Burton & Co. Inc. and (ii) 501,833 ordinary shares held of record by Bloom Burton Development Corporation.
Percent of class:
7.35%

Based on the quotient obtained by dividing (a) the aggregate number of ordinary shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 15,458,903 ordinary shares outstanding as of February 5, 2026 as reported by the Issuer in their Rule 424(b)(4) Prospectus and (ii) 3,641 common shares issuable upon exercise of options beneficially owned by the Reporting Person.
Sole power to vote or to direct the vote:
126,874

Consists of (i) 67,233 ordinary shares held of record by Brian Matthew Bloom, (ii) 56,000 ordinary shares held of record by 2194655 Ontario Inc., and (iii) options to purchase 3,641 ordinary shares held of record by Brian Matthew Bloom.
Shared power to vote or to direct the vote:
1,010,167

Consists of (i) 508,334 ordinary shares held of record by Bloom Burton & Co. Inc., and (ii) 501,833 ordinary shares held of record by Bloom Burton Development Corporation.
Sole power to dispose or to direct the disposition:
126,874

Consists of (i) 67,233 ordinary shares held of record by Brian Matthew Bloom, (ii) 56,000 ordinary shares held of record by 2194655 Ontario Inc., and (iii) options to purchase 3,641 ordinary shares held of record by Brian Matthew Bloom.
Shared power to dispose or to direct the disposition:
1,010,167

Consists of (i) 508,334 ordinary shares held of record by Bloom Burton & Co. Inc., and (ii) 501,833 ordinary shares held of record by Bloom Burton Development Corporation.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brian Matthew Bloom: /s/ Brian Matthew Bloom, Brian Matthew Bloom (05/13/2026)
- Bloom Burton & Co. Inc.: /s/ Jolyon David Burton, Jolyon David Burton/President (05/13/2026)
- Jolyon David Burton: /s/ Jolyon David Burton, Jolyon David Burton (05/13/2026)